November 10, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Jay Ingram, Legal Branch Chief
Ms. Sherry Haywood, Staff Attorney

Re:	Sky Solar Holdings, Ltd. (the “Company”)
Registration Statement on Form F-1 (Registration No. 333- 198817)

Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:30 p.m. Eastern Time on November 10, 2014, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), we wish to advise you that, through the date hereof, we have distributed 1948 copies to prospective underwriters, institutional investors, dealers and others, of the Company’s Preliminary Prospectus, dated October 22, 2014 (the “Preliminary Prospectus”).

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

As the Representative of the several Underwriters

ROTH CAPITAL PARTNERS, LLC

By:	/s/ Aaron M. Gurewitz
Name: Aaron M. Gurewitz
Title: Head of Equity Capital Markets